Exhibit 99.5

News release…

Date: 27 April 2007
Ref: PR521g

Results of voting at 2007 annual general meetings of Rio Tinto plc and Rio Tinto Limited

The Annual General Meetings of Rio Tinto plc and Rio Tinto Limited were held on 13 April 2007 and 27 April 2007 respectively. All resolutions were passed by poll. The results are as set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

The following resolutions, which were put to both Rio Tinto Limited and Rio Tinto plc shareholders on a poll at the respective Annual General Meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

	FOR	AGAINST

To elect Michael Fitzpatrick as a director	749,388,611	1,881,225
(Resolution 4)
To re-elect Ashton Calvert as a director	749,611,786	1,678,141
(Resolution 5)
To re-elect Guy Elliott as a director	749,134,585	2,163,616
(Resolution 6)
To re-elect Lord Kerr as a director	747,858,016	1,941,815
(Resolution 7)
To re-elect Sir Richard Sykes as a director	746,689,745	4,459,494
(Resolution 8)
Re-appointment of the auditors of Rio Tinto plc	750,008,979	1,333,674
and authorisation of auditors’ remuneration
(Resolution 9)
Approval of remuneration report	683,967,755	6,296,742
(Resolution 10)
Receipt of reports and financial statements	748,668,990	1,346,350
(Resolution 11)

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The following resolution was passed at the Rio Tinto plc meeting held on 13 April 2007 and also at the Rio Tinto Limited meeting held on 27 April 2007. The results of the poll at the Rio Tinto Limited meeting were as follows:

	FOR	AGAINST

Amendment to the articles of association and to	138,177,481	98,477
the constitution
(Resolution 3)

The following resolutions were passed at the Rio Tinto Limited meeting held on 27 April 2007. The results of the polls were as follows:

	FOR	AGAINST

Renewal of off-market and on-market buyback	138,088,836	293,144
authorities
(Resolution 1)
Renewal of authorities to buy back shares held by	137,840,819	528,494
Rio Tinto plc
(Resolution 2)

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk